New revenue recognition standard - IFRS 15 July 26, 2018

Legal disclosure This presentation contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including Atlassian’s statements on the impact of IFRS 15, Revenue from Contracts with Customers, on its income statement, balance sheet, and cash flow statement. Atlassian undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. This presentation includes certain non-IFRS financial measures and unaudited, estimated impacts related to IFRS 15. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of these non-IFRS financial measures versus their nearest IFRS equivalents. For example, other companies may calculate non-IFRS financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-IFRS financial measures as tools for comparison. We have provided a reconciliation of those measures to the most directly comparable IFRS measures, which is available in the appendix. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations website at: https:// investors.atlassian.com. 2 adoption of IFRS 15 Income statement Balance sheet IMPACT IMPACT Adoption date Subscription revenue: Deferred revenue: • A portion of our revenue from term- • Decreases (as more revenue July 1, 2018 based licenses for our Data Center recognized up-front) products will be recognized earlier Full retrospective adoption Maintenance / Perpetual license / Other revenue: FY’17 and FY’18 adjusted • Unused maintenance upon Server product upgrades will be allocated Cash flow statement between Maintenance, Perpetual license IMPACT and Other revenue (previously allocated in-full to Perpetual license revenue) Operating cash flow: Expense: • No change • Commission expense decrease Free cash flow: (immaterial) • No change 3

TOTAL REVENUE Previously Reported vs. IFRS 15 Adjusted USD IN MILLIONS Total Revenue (Previously Reported) Total Revenue (IFRS 15 Adjusted) $874.0 $881.0 $246.6 $619.9 $626.7 $243.8 $224.3 $214.6 $223.7 $212.6 $195.5 $193.8 FY17 FY18 Q1'18 Q2'18 Q3'18 Q4'18 Y/Y GROWTH RATE 41% 41% 4

SUBSCRIPTION REVENUE Previously Reported vs. IFRS 15 Adjusted USD IN MILLIONS Subscription Revenue (Previously Reported) Subscription Revenue (IFRS 15 Adjusted) $410.7 $403.2 $120.3 $117.4 $106.3 $242.1 $249.8 $97.7 $105.6 $95.8 $86.4 $84.4 FY17 FY18 Q1'18 Q2'18 Q3'18 Q4'18 Y/Y GROWTH RATE 67% 64% 5

IFRS GROSS PROFIT Previously Reported vs. IFRS 15 Adjusted $701.3 $708.3 $507.5 USD IN MILLIONS $500.8 Gross Profit (Previously Reported) Gross Profit (IFRS 15 Adjusted) FY17 FY18 6

NON-IFRS GROSS PROFIT Previously Reported vs. IFRS 15 Adjusted $734.4 $741.4 $522.2 $529.0 USD IN MILLIONS Gross Profit (Previously Reported) Gross Profit (IFRS 15 Adjusted) FY17 FY18 84.2% 84.4% 84.0% 84.2% % OF REVENUE Gross Margin (Previously Reported) Gross Margin (IFRS 15 Adjusted) FY17 FY18 7

IFRS GROSS PROFIT Previously Reported vs. IFRS 15 Adjusted $202.4 $199.6 USD IN MILLIONS $179.1 $171.4 Gross Profit (Previously Reported) $178.5 Gross Profit (IFRS 15 Adjusted) $155.4 $169.5 $153.7 Q1'18 Q2'18 Q3'18 Q4'18 8

NON-IFRS GROSS PROFIT Previously Reported vs. IFRS 15 Adjusted $210.5 $207.6 $187.4 USD IN MILLIONS $179.9 $186.8 Gross Profit (Previously Reported) $163.7 $177.9 Gross Profit (IFRS 15 Adjusted) $162.0 Q1'18 Q2'18 Q3'18 Q4'18 85.3% % OF REVENUE 85.2% Gross Margin (Previously Reported) 83.7% 83.8% Gross Margin (IFRS 15 Adjusted) 83.5% 83.7% 83.6% 83.5% Q1'18 Q2'18 Q3'18 Q4'18 9

IFRS OPERATING EXPENSES Previously Reported vs. IFRS 15 Adjusted USD IN MILLIONS Operating Expenses (Previously Reported) Operating Expenses (IFRS 15 Adjusted) $755.0 $754.3 $204.9 $204.9 $563.9 $563.4 $189.4 $184.4 $189.4 $175.7 $184.7 $176.1 FY17 FY18 Q1'18 Q2'18 Q3'18 Q4'18 10

NON-IFRS OPERATING EXPENSES Previously Reported vs. IFRS 15 Adjusted USD IN MILLIONS Operating Expenses (Previously Reported) Operating Expenses (IFRS 15 Adjusted) $568.0 $567.3 $160.1 $160.1 $148.4 $418.0 $417.5 $148.4 $133.2 $125.5 $133.5 $125.9 FY17 FY18 Q1'18 Q2'18 Q3'18 Q4'18 11

IFRS OPERATING INCOME Previously Reported vs. IFRS 15 Adjusted USD IN MILLIONS Operating Income (Previously Reported) Operating Income (IFRS 15 Adjusted) ($46.0) ($55.8) ($53.7) ($63.1) FY17 FY18 12

NON-IFRS OPERATING INCOME Previously Reported vs. IFRS 15 Adjusted $166.4 $174.1 $111.5 USD IN MILLIONS $104.2 Operating Income (Previously Reported) Operating Income (IFRS 15 Adjusted) FY17 FY18 19.0% 19.8% % OF REVENUE 16.8% 17.8% Operating Margin (Previously Reported) Operating Margin (IFRS 15 Adjusted) FY17 FY18 13

IFRS OPERATING INCOME Previously Reported vs. IFRS 15 Adjusted ($2.5) ($10.3) ($5.3) ($13.0) USD IN MILLIONS ($10.9) Operating Income (Previously Reported) ($20.3) ($15.3) Operating Income (IFRS 15 Adjusted) ($22.3) Q1'18 Q2'18 Q3'18 Q4'18 14

NON-IFRS OPERATING INCOME Previously Reported vs. IFRS 15 Adjusted $50.3 $46.7 USD IN MILLIONS $47.5 $44.4 Operating Income (Previously Reported) $38.2 $39.0 Operating Income (IFRS 15 Adjusted) $38.4 $36.1 Q1'18 Q2'18 Q3'18 Q4'18 21.7% 20.4% % OF REVENUE 19.5% Operating Margin (Previously Reported) 20.9% 17.4% 19.5% Operating Margin (IFRS 15 Adjusted) 18.6% 17.1% Q1'18 Q2'18 Q3'18 Q4'18 15

REVENUE Previously Reported vs. IFRS 15 Adjusted Previously   IFRS 15 Delta Reported Adjusted Revenue FY17 FY18 FY17 FY18 △ FY17 △ FY18 Subscription $242.1 $403.2 $249.8 $410.7 $7.7 $7.5 Maintenance 265.5 325.9 264.5 326.5 (1.0) 0.6 Perpetual license 74.6 85.5 74.1 83.2 (0.5) (2.3) Other 37.7 59.4 38.3 60.6 0.6 1.2 Total revenues $619.9 $874.0 $626.7 $881.0 $6.8 $7.0 USD in millions 16

REVENUE Previously Reported vs. IFRS 15 Adjusted Previously Reported Q1’18 Q2’18 Q3’18 Q4’18 Subscription $84.4 $95.8 $105.6 $117.4 Maintenance 76.3 80.4 81.9 87.3 Perpetual license 19.9 21.7 21.3 22.5 Other 13.2 14.7 14.9 16.6 Total revenues $193.8 $212.6 $223.7 $243.8 IFRS 15 Adjusted Q1’18 Q2’18 Q3’18 Q4’18 Subscription $86.4 $97.7 $106.3 $120.3 Maintenance 76.2 80.5 82.2 87.6 Perpetual license 19.5 21.4 20.6 21.7 Other 13.4 15.0 15.2 17.0 Total revenues $195.5 $214.6 $224.3 $246.6 USD in millions 17

IFRS KEY FINANCIAL METRICS Previously Reported vs. IFRS 15 Adjusted Previously   IFRS 15 Delta Reported Adjusted FY17 FY18 FY17 FY18 △ FY17 △ FY18 Gross profit $500.8 $701.3 $507.5 $708.3 $6.7 $7.0 Gross margin 80.8% 80.2% 81.0% 80.4% 0.2% 0.2% Operating loss ($63.1) ($53.7) ($55.8) ($46.0) $7.3 $7.7 Operating margin (10.2%) (6.2%) (8.9%) (5.2%) 1.3% 1.0% Net loss ($42.5) ($119.3) ($37.4) ($113.4) $5.1 $5.9 Diluted net loss per share ($0.19) ($0.52) ($0.17) ($0.49) $0.02 $0.03 Cash flow - operations $199.4 $311.5 $199.4 $311.5 $0.0 $0.0 USD in millions, except per share data 18

IFRS KEY FINANCIAL METRICS Previously Reported vs. IFRS 15 Adjusted Previously Reported Q1’18 Q2’18 Q3’18 Q4’18 Gross profit $153.7 $169.5 $178.5 $199.6 Gross margin 79.3% 79.7% 79.8% 81.9% Operating loss ($22.3) ($15.3) ($10.9) ($5.3) Operating margin (11.5%) (7.2%) (4.9%) (2.2%) Net loss ($14.0) ($65.2) ($14.3) ($25.9) Diluted net loss per share ($0.06) ($0.28) ($0.06) ($0.11) Cash flow - operations $65.2 $72.3 $91.7 $82.2 IFRS 15 Adjusted Q1’18 Q2’18 Q3’18 Q4’18 Gross profit $155.4 $171.4 $179.1 $202.4 Gross margin 79.5% 79.9% 79.8% 82.1% Operating loss ($20.3) ($13.0) ($10.3) ($2.5) Operating margin (10.4%) (6.1%) (4.6%) (1.0%) Net loss ($11.5) ($64.2) ($15.8) ($21.9) Diluted net loss per share ($0.05) ($0.28) ($0.07) ($0.09) Cash flow - operations $65.2 $72.3 $91.7 $82.2 USD in millions, except per share data 19

NON-IFRS KEY FINANCIAL METRICS Previously Reported vs. IFRS 15 Adjusted Previously   IFRS 15 Reported Adjusted Delta FY17 FY18 FY17 FY18 △ FY17 △ FY18 Gross profit $522.2 $734.4 $529.0 $741.4 $6.8 $7.0 Gross margin 84.2% 84.0% 84.4% 84.2% 0.2% 0.2% Operating income $104.2 $166.4 $111.5 $174.1 $7.3 $7.7 Operating margin 16.8% 19.0% 17.8% 19.8% 1.0% 0.8% Net income $84.9 $118.6 $90.0 $124.5 $5.1 $5.9 Diluted earnings per share $0.36 $0.49 $0.38 $0.51 $0.02 $0.02 Free cash flow $183.3 $281.2 $183.3 $281.2 $0.0 $0.0 USD in millions, except per share data 20

NON-IFRS KEY FINANCIAL METRICS Previously Reported vs. IFRS 15 Adjusted Previously Reported Q1’18 Q2’18 Q3’18 Q4’18 Gross profit $162.0 $177.9 $186.8 $207.6 Gross margin 83.6% 83.7% 83.5% 85.2% Operating income $36.1 $44.4 $38.4 $47.5 Operating margin 18.6% 20.9% 17.1% 19.5% Net income $29.9 $31.0 $24.6 $33.0 Diluted earnings per share $0.12 $0.13 $0.10 $0.13 Free cash flow $62.7 $67.8 $86.4 $64.4 IFRS 15 Adjusted Q1’18 Q2’18 Q3’18 Q4’18 Gross profit $163.7 $179.9 $187.4 $210.5 Gross margin 83.7% 83.8% 83.5% 85.3% Operating income $38.2 $46.7 $39.0 $50.3 Operating margin 19.5% 21.7% 17.4% 20.4% Net income $32.5 $32.0 $23.0 $36.9 Diluted earnings per share $0.13 $0.13 $0.09 $0.15 Free cash flow $62.7 $67.8 $86.4 $64.4 USD in millions, except per share data 21

DEFERRED REVENUE Previously Reported vs. IFRS 15 Adjusted Previously Reported 6/30/17 9/30/17 12/31/17 3/31/18 6/30/18 Deferred revenue, current $245.3 $264.3 $284.2 $308.2 $340.8 Deferred revenue, non-current 10.7 13.9 17.5 17.9 19.4 Total deferred revenue $256.0 $278.2 $301.7 $326.1 $360.2 IFRS 15 Adjusted 6/30/17 9/30/17 12/31/17 3/31/18 6/30/18 Deferred revenue, current $234.8 $253.0 $271.1 $295.1 $324.4 Deferred revenue, non-current 10.4 13.5 17.0 17.3 18.5 Total deferred revenue $245.2 $266.5 $288.1 $312.4 $342.9 Delta 6/30/17 9/30/17 12/31/17 3/31/18 6/30/18 Deferred revenue, current ($10.5) ($11.3) ($13.1) ($13.1) ($16.4) Deferred revenue, non-current (0.3) (0.4) (0.5) (0.6) (0.9) Total deferred revenue ($10.8) ($11.7) ($13.6) ($13.7) ($17.3) USD in millions 22

BALANCE SHEET - IMPACTED LINE ITEMS Previously Reported vs. IFRS 15 Adjusted Year Ended June 30, 2018 Previously Reported IFRS 15 Adjustment IFRS 15 Adjusted Prepaid expenses and other current assets $28.2 $1.6 $29.8 Deferred tax assets, non-current 64.7 (5.5) 59.2 Other non-current assets 112.2 1.2 113.4 Deferred revenue, current 340.8 (16.4) 324.4 Deferred tax liabilities, non-current 12.1 0.1 12.2 Deferred revenue, non-current 19.4 (0.9) 18.5 Retained earnings (accumulated deficit) (142.6) 14.6 (128.0) Year Ended June 30, 2017 Previously Reported IFRS 15 Adjustment IFRS 15 Adjusted Prepaid expenses and other current assets $23.3 $0.8 $24.1 Deferred tax assets, non-current 188.2 (3.3) 184.9 Other non-current assets 9.3 0.7 10.0 Deferred revenue, current 245.3 (10.5) 234.8 Deferred tax liabilities, non-current 44.0 0.4 44.4 Deferred revenue, non-current 10.7 (0.3) 10.4 Retained earnings (accumulated deficit) (23.2) 8.6 (14.6) USD in millions 23

Appendix 24

Reconciliation of IFRS to Non-IFRS Results

The financial results below are based on the previous revenue recognition standard (IAS 18).

	Description	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY2017	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY2018
Revenue by Type ($ in thousands)	Subscription	49,931	56,326	63,369	72,502	242,128	84,378	95,793	105,604	117,439	403,214
	Maintenance	61,741	65,060	67,072	71,648	265,521	76,315	80,362	81,953	87,268	325,898
	Perpetual license	17,501	18,210	19,495	19,359	74,565	19,930	21,764	21,273	22,514	85,481
	Other	7,614	9,313	9,973	10,822	37,722	13,195	14,707	14,893	16,562	59,357
	Total revenues	**136,787**	**148,909**	**159,909**	**174,331**	**619,936**	**193,818**	**212,626**	**223,723**	**243,783**	**873,950**
Revenue Growth Rates (% Y/Y)	Subscription	64%	66%	64%	66%	65%	69%	70%	67%	62%	67%
	Maintenance	23%	22%	19%	22%	21%	24%	24%	22%	22%	23%
	Perpetual license	13%	16%	19%	8%	14%	14%	20%	9%	16%	15%
	Other	38%	40%	50%	49%	45%	73%	58%	49%	53%	57%
	Total revenues	**34%**	**36%**	**36%**	**37%**	**36%**	**42%**	**43%**	**40%**	**40%**	**41%**
IFRS Results ($ in thousands)	Total revenues	136,787	148,909	159,909	174,331	619,936	193,818	212,626	223,723	243,783	873,950
	Cost of revenues	22,562	26,899	32,895	36,805	119,161	40,090	43,164	45,240	44,196	172,690
	Gross profit	114,225	122,010	127,014	137,526	500,775	153,728	169,462	178,483	199,587	701,260
	Research and development	67,458	69,758	82,262	90,691	310,169	94,862	101,324	108,544	111,046	415,776
	Marketing and sales	24,980	27,416	36,625	45,887	134,908	45,466	44,810	48,652	49,062	187,990
	General and administrative	26,915	27,475	31,190	33,204	118,784	35,725	38,584	32,167	44,766	151,242
	Operating expenses	119,353	124,649	150,077	169,782	563,861	176,053	184,718	189,363	204,874	755,008
	Operating income (loss)	(5,128)	(2,639)	(23,063)	(32,256)	(63,086)	(22,325)	(15,256)	(10,880)	(5,287)	(53,748)
	Income tax benefit (expense)	1,239	(211)	5,060	11,060	17,148	7,750	(51,042)[a]	(6,119)	(4,096)	(53,507)
	Net income (loss)	**(2,637)**	**(1,698)**	**(17,461)**	**(20,708)**	**(42,504)**	**(13,994)**	**(65,230)**	**(14,266)**	**(25,851)**	**(119,341)**
Share-Based Payment Expense ($ in thousands)	Cost of revenues	1,339	1,505	1,853	2,159	6,856	2,992	3,180	3,021	2,762	11,955
	Research and development	16,999	16,159	21,628	24,598	79,384	25,971	27,020	25,347	20,271	98,609
	Marketing and sales	3,515	3,089	5,336	5,455	17,395	6,209	6,136	5,816	5,444	23,605
	General and administrative	8,670	7,053	8,965	9,125	33,813	8,953	9,015	737	9,999	28,704
	Total share-based payment expense	**30,523**	**27,806**	**37,782**	**41,337**	**137,448**	**44,125**	**45,351**	**34,921**	**38,476**	**162,873**
IFRS to Non-IFRS Reconciliation: Cost of Revenues ($ in thousands)	**Cost of revenues**	**22,562**	**26,899**	**32,895**	**36,805**	**119,161**	**40,090**	**43,164**	**45,240**	**44,196**	**172,690**
	Less: Share-based payment expense	1,339	1,505	1,853	2,159	6,856	2,992	3,180	3,021	2,762	11,955
	Less: Amortization of acquired intangible assets	2,202	2,198	4,907	5,280	14,587	5,293	5,294	5,302	5,299	21,188
	Non-IFRS cost of revenues	**19,021**	**23,196**	**26,135**	**29,366**	**97,718**	**31,805**	**34,690**	**36,917**	**36,135**	**139,547**
	% of total revenues	14%	16%	16%	17%	16%	16%	16%	17%	15%	16%
IFRS to Non-IFRS Reconciliation: Research and Development ($ in thousands)	**Research and development**	**67,458**	**69,758**	**82,262**	**90,691**	**310,169**	**94,862**	**101,324**	**108,544**	**111,046**	**415,776**
	Less: Share-based payment expense	16,999	16,159	21,628	24,598	79,384	25,971	27,020	25,347	20,271	98,609
	Non-IFRS research and development	**50,459**	**53,599**	**60,634**	**66,093**	**230,785**	**68,891**	**74,304**	**83,197**	**90,775**	**317,167**
	% of total revenues	37%	36%	38%	38%	37%	36%	35%	37%	37%	36%
IFRS to Non-IFRS Reconciliation: Marketing and Sales ($ in thousands)	**Marketing and sales**	**24,980**	**27,416**	**36,625**	**45,887**	**134,908**	**45,466**	**44,810**	**48,652**	**49,062**	**187,990**
	Less: Share-based payment expense	3,515	3,089	5,336	5,455	17,395	6,209	6,136	5,816	5,444	23,605
	Less: Amortization of acquired intangible assets	196	219	4,866	9,988	15,269	9,022	9,023	9,022	9,023	36,090
	Non-IFRS marketing and sales	**21,269**	**24,108**	**26,423**	**30,444**	**102,244**	**30,235**	**29,651**	**33,814**	**34,595**	**128,295**
	% of total revenues	16%	16%	17%	17%	16%	16%	14%	15%	14%	15%
IFRS to Non-IFRS Reconciliation: General and Administrative ($ in thousands)	**General and administrative**	**26,915**	**27,475**	**31,190**	**33,204**	**118,784**	**35,725**	**38,584**	**32,167**	**44,766**	**151,242**
	Less: Share-based payment expense	8,670	7,053	8,965	9,125	33,813	8,953	9,015	737	9,999	28,704
	Non-IFRS general and administrative	**18,245**	**20,422**	**22,225**	**24,079**	**84,971**	**26,772**	**29,569**	**31,430**	**34,767**	**122,538**
	% of total revenues	13%	14%	14%	14%	14%	14%	14%	14%	14%	14%
IFRS Operating Expenses Reconciled to Non-IFRS Operating Expenses ($ in thousands)	**IFRS operating expenses**	**119,353**	**124,649**	**150,077**	**169,782**	**563,861**	**176,053**	**184,718**	**189,363**	**204,874**	**755,008**
	Less: Share-based payment expense	29,184	26,301	35,929	39,178	130,592	41,133	42,171	31,900	35,714	150,918
	Less: Amortization of acquired intangible assets	196	219	4,866	9,988	15,269	9,022	9,023	9,022	9,023	36,090
	Non-IFRS operating expenses	**89,973**	**98,129**	**109,282**	**120,616**	**418,000**	**125,898**	**133,524**	**148,441**	**160,137**	**568,000**

Reconciliation of IFRS to Non-IFRS Results

The financial results below are based on the previous revenue recognition standard (IAS 18).

	Description	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17	FY2017	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY2018
IFRS Gross Profit Reconciled to Non-IFRS Gross Profit ($ in thousands)	**IFRS gross profit**	**114,225**	**122,010**	**127,014**	**137,526**	**500,775**	**153,728**	**169,462**	**178,483**	**199,587**	**701,260**
	Plus: Share-based payment expense	1,339	1,505	1,853	2,159	6,856	2,992	3,180	3,021	2,762	11,955
	Plus: Amortization of acquired intangible assets	2,202	2,198	4,907	5,280	14,587	5,293	5,294	5,302	5,299	21,188
	Non-IFRS gross profit	**117,766**	**125,713**	**133,774**	**144,965**	**522,218**	**162,013**	**177,936**	**186,806**	**207,648**	**734,403**
	Non-IFRS gross margin	86%	84%	84%	83%	84%	84%	84%	83%	85%	84%
IFRS Operating Income (Loss) Reconciled to Non-IFRS Operating Income ($ in thousands)	**IFRS operating income (loss)**	**(5,128)**	**(2,639)**	**(23,063)**	**(32,256)**	**(63,086)**	**(22,325)**	**(15,256)**	**(10,880)**	**(5,287)**	**(53,748)**
	Plus: Share-based payment expense	30,523	27,806	37,782	41,337	137,448	44,125	45,351	34,921	38,476	162,873
	Plus: Amortization of acquired intangible assets	2,398	2,417	9,773	15,268	29,856	14,315	14,317	14,324	14,322	57,278
	Non-IFRS operating income	**27,793**	**27,584**	**24,492**	**24,349**	**104,218**	**36,115**	**44,412**	**38,365**	**47,511**	**166,403**
	Non-IFRS operating margin	20%	19%	15%	14%	17%	19%	21%	17%	19%	19%
IFRS Net Income (Loss) Reconciled to Non-IFRS Net Income ($ in thousands)	**IFRS net income (loss)**	**(2,637)**	**(1,698)**	**(17,461)**	**(20,708)**	**(42,504)**	**(13,994)**	**(65,230)**	**(14,266)**	**(25,851)**	**(119,341)**
	Plus: Share-based payment expense	30,523	27,806	37,782	41,337	137,448	44,125	45,351	34,921	38,476	162,873
	Plus: Amortization of acquired intangible assets	2,398	2,417	9,773	15,268	29,856	14,315	14,317	14,324	14,322	57,278
	Plus: Non-coupon impact related to exchangeable senior notes and capped calls	–	–	–	–	–	–	–	–	19,892	19,892
	Less: Income tax effects and adjustments	(7,564)	(6,861)	(11,162)	(14,277)	(39,864)	(14,502)	36,564[a]	(10,389)	(13,823)	(2,150)
	Non-IFRS net income	**22,720**	**21,664**	**18,932**	**21,620**	**84,936**	**29,944**	**31,002**	**24,590**	**33,016**	**118,552**
Net Cash Provided by Operating Activities Reconciled to Free Cash Flow ($ in thousands)	**Net cash provided by operating activities**	**28,462**	**47,399**	**72,923**	**50,597**	**199,381**	**65,249**	**72,328**	**91,676**	**82,203**	**311,456**
	Less: Purchases of property and equipment	(2,391)	(2,907)	(4,623)	(5,208)	(15,129)	(2,564)	(4,550)	(5,293)	(17,802)	(30,209)
	Less: Purchases of intangible assets	–	–	–	(925)	(925)	–	–	–	–	–
	Free cash flow	**26,071**	**44,492**	**68,300**	**44,464**	**183,327**	**62,685**	**67,778**	**86,383**	**64,401**	**281,247**
	% of total revenues	19%	30%	43%	26%	30%	32%	32%	39%	26%	32%
Other Data (period ended)	Customers	65,673	68,837	85,031*	89,237	89,237	107,746**	112,571	119,158	125,796	125,796
	Employee Headcount	1,833	1,888	2,078	2,193	2,193	2,292	2,408	2,503	2,638	2,638
Revenue by Geography ($ in thousands)	Americas	69,645	74,714	80,374	87,781	312,514	98,176	105,332	111,114	120,849	435,471
	EMEA	52,809	58,587	62,808	68,292	242,496	75,286	84,736	89,269	97,071	346,362
	Asia Pacific	14,333	15,608	16,727	18,258	64,926	20,356	22,558	23,340	25,863	92,117
	Total	**136,787**	**148,909**	**159,909**	**174,331**	**619,936**	**193,818**	**212,626**	**223,723**	**243,783**	**873,950**
Weighted-Average Shares Used in Computing Diluted EPS: IFRS to non-IFRS (in thousands)	IFRS diluted shares outstanding	218,504	221,316	223,333	225,805	222,224	228,156	230,208	232,221	234,206	231,184
	Dilution from options and RSUs	15,609	13,288	12,900	13,596	13,833	12,617	13,170	12,356	11,204	12,801
	Non-IFRS diluted shares outstanding	**234,113**	**234,604**	**236,233**	**239,401**	**236,057**	**240,773**	**243,378**	**244,577**	**245,410**	**243,985**
Reconciliation of Diluted Earnings Per Share ($)	**IFRS diluted earnings per share**	**(0.01)**	**(0.01)**	**(0.08)**	**(0.09)**	**(0.19)**	**(0.06)**	**(0.28)**	**(0.06)**	**(0.11)**	**(0.52)**
	Plus: Share-based payment expense	0.13	0.12	0.17	0.18	0.59	0.18	0.20	0.14	0.16	0.69
	Plus: Amortization of acquired intangible assets	0.01	0.01	0.04	0.06	0.13	0.06	0.06	0.06	0.06	0.25
	Plus: Non-coupon impact related to exchangeable senior notes and capped calls	–	–	–	–	–	–	–	–	0.08	0.08
	Less: Income tax effects and adjustments	(0.03)	(0.03)	(0.05)	(0.06)	(0.17)	(0.06)	0.15	(0.04)	(0.06)	(0.01)
	Non-IFRS diluted earnings per share	**0.10**	**0.09**	**0.08**	**0.09**	**0.36**	**0.12**	**0.13**	**0.10**	**0.13**	**0.49**

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided.

Note: We believe that for the purposes of our reported results and financial targets, the use of certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow is helpful to our investors. These measures, which we refer to as our non-IFRS financial measures, are not prepared in accordance with IFRS. Please see "About Non-IFRS Financial Measures" in our earnings press release for how we calculate our non-IFRS financial measures.

Our non-IFRS measures may not be comparable to similarly titled measures of other companies because other companies may not calculate these measures in the same manner as we do. We prepare these measures to eliminate the impact of items that we do not consider indicative of our core operating performance.

*Includes an increase of 12,789 customers as a result of our acquisition of Trello during the third quarter of fiscal 2017.

**Includes an increase of 14,263 customers primarily as a result of Bitbucket Cloud pricing changes.

[a] Amount includes a non-cash charge of $47.3 million to income tax expense during Q2'18 as a result of the write-down of Atlassian's deferred tax assets. The charge was driven by the reduction in the U.S. corporate income tax rate from 35% to 21% and Atlassian's assessment of the realizability of its deferred tax assets.

Reconciliation of IFRS to Non-IFRS Results

The financial results below are based on the new revenue recognition standard (IFRS 15).

	Description	FY2017	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY2018
Revenue by Type ($ in thousands)	Subscription	249,823	86,391	97,704	106,295	120,304	410,694
	Maintenance	264,453	76,219	80,489	82,212	87,591	326,511
	Perpetual license	74,058	19,448	21,444	20,581	21,698	83,171
	Other	38,350	13,422	14,941	15,242	16,997	60,602
	Total revenues	**626,684**	**195,480**	**214,578**	**224,330**	**246,590**	**880,978**
IFRS Results ($ in thousands)	Total revenues	626,684	195,480	214,578	224,330	246,590	880,978
	Cost of revenues	119,161	40,090	43,164	45,240	44,196	172,690
	Gross profit	507,523	155,390	171,414	179,090	202,394	708,288
	Research and development	310,169	94,862	101,324	108,544	111,046	415,776
	Marketing and sales	134,404	45,092	44,519	48,655	49,049	187,315
	General and administrative	118,784	35,725	38,584	32,167	44,766	151,242
	Operating expenses	563,357	175,679	184,427	189,366	204,861	754,333
	Operating income (loss)	(55,834)	(20,289)	(13,013)	(10,276)	(2,467)	(46,045)
	Income tax benefit (expense)	14,951	8,238	(52,264)[a]	(8,280)	(2,995)	(55,301)
	Net income (loss)	**(37,449)**	**(11,470)**	**(64,209)**	**(15,823)**	**(21,930)**	**(113,432)**
Share-Based Payment Expense ($ in thousands)	Cost of revenues	6,856	2,992	3,180	3,021	2,762	11,955
	Research and development	79,384	25,971	27,020	25,347	20,271	98,609
	Marketing and sales	17,395	6,209	6,136	5,816	5,444	23,605
	General and administrative	33,813	8,953	9,015	737	9,999	28,704
	Total share-based payment expense	**137,448**	**44,125**	**45,351**	**34,921**	**38,476**	**162,873**
IFRS to Non-IFRS Reconciliation: Cost of Revenues ($ in thousands)	**Cost of revenues**	**119,161**	**40,090**	**43,164**	**45,240**	**44,196**	**172,690**
	Less: Share-based payment expense	6,856	2,992	3,180	3,021	2,762	11,955
	Less: Amortization of acquired intangible assets	14,587	5,293	5,294	5,302	5,299	21,188
	Non-IFRS cost of revenues	**97,718**	**31,805**	**34,690**	**36,917**	**36,135**	**139,547**
	% of total revenues	16%	16%	16%	16%	15%	16%
IFRS to Non-IFRS Reconciliation: Research and Development ($ in thousands)	**Research and development**	**310,169**	**94,862**	**101,324**	**108,544**	**111,046**	**415,776**
	Less: Share-based payment expense	79,384	25,971	27,020	25,347	20,271	98,609
	Non-IFRS research and development	**230,785**	**68,891**	**74,304**	**83,197**	**90,775**	**317,167**
	% of total revenues	37%	35%	35%	37%	37%	36%
IFRS to Non-IFRS Reconciliation: Marketing and Sales ($ in thousands)	**Marketing and sales**	**134,404**	**45,092**	**44,519**	**48,655**	**49,049**	**187,315**
	Less: Share-based payment expense	17,395	6,209	6,136	5,816	5,444	23,605
	Less: Amortization of acquired intangible assets	15,269	9,022	9,023	9,022	9,023	36,090
	Non-IFRS marketing and sales	**101,740**	**29,861**	**29,360**	**33,817**	**34,582**	**127,620**
	% of total revenues	16%	15%	14%	15%	14%	14%
IFRS to Non-IFRS Reconciliation: General and Administrative ($ in thousands)	**General and administrative**	**118,784**	**35,725**	**38,584**	**32,167**	**44,766**	**151,242**
	Less: Share-based payment expense	33,813	8,953	9,015	737	9,999	28,704
	Non-IFRS general and administrative	**84,971**	**26,772**	**29,569**	**31,430**	**34,767**	**122,538**
	% of total revenues	14%	14%	14%	14%	14%	14%
IFRS Operating Expenses Reconciled to Non-IFRS Operating Expenses ($ in thousands)	**IFRS operating expenses**	**563,357**	**175,679**	**184,427**	**189,366**	**204,861**	**754,333**
	Less: Share-based payment expense	130,592	41,133	42,171	31,900	35,714	150,918
	Less: Amortization of acquired intangible assets	15,269	9,022	9,023	9,022	9,023	36,090
	Non-IFRS operating expenses	**417,496**	**125,524**	**133,233**	**148,444**	**160,124**	**567,325**

Reconciliation of IFRS to Non-IFRS Results

The financial results below are based on the new revenue recognition standard (IFRS 15).

	Description	FY2017	Q1 FY18	Q2 FY18	Q3 FY18	Q4 FY18	FY2018
IFRS Gross Profit Reconciled to Non-IFRS Gross Profit ($ in thousands)	**IFRS gross profit**	**507,523**	**155,390**	**171,414**	**179,090**	**202,394**	**708,288**
	Plus: Share-based payment expense	6,856	2,992	3,180	3,021	2,762	11,955
	Plus: Amortization of acquired intangible assets	14,587	5,293	5,294	5,302	5,299	21,188
	Non-IFRS gross profit	**528,966**	**163,675**	**179,888**	**187,413**	**210,455**	**741,431**
	Non-IFRS gross margin	84%	84%	84%	84%	85%	84%
IFRS Operating Income (Loss) Reconciled to Non-IFRS Operating Income ($ in thousands)	**IFRS operating loss**	**(55,834)**	**(20,289)**	**(13,013)**	**(10,276)**	**(2,467)**	**(46,045)**
	Plus: Share-based payment expense	137,448	44,125	45,351	34,921	38,476	162,873
	Plus: Amortization of acquired intangible assets	29,856	14,315	14,317	14,324	14,322	57,278
	Non-IFRS operating income	**111,470**	**38,151**	**46,655**	**38,969**	**50,331**	**174,106**
	Non-IFRS operating margin	18%	20%	22%	17%	20%	20%
IFRS Net Income (Loss) Reconciled to Non-IFRS Net Income ($ in thousands)	**IFRS net income loss**	**(37,449)**	**(11,470)**	**(64,209)**	**(15,823)**	**(21,930)**	**(113,432)**
	Plus: Share-based payment expense	137,448	44,125	45,351	34,921	38,476	162,873
	Plus: Amortization of acquired intangible assets	29,856	14,315	14,317	14,324	14,322	57,278
	Plus: Non-coupon impact related to exchangeable senior notes and capped calls	–	–	–	–	19,892	19,892
	Less: Income tax effects and adjustments	(39,864)	(14,502)	36,564[a]	(10,389)	(13,823)	(2,150)
	Non-IFRS net income	**89,991**	**32,468**	**32,023**	**23,033**	**36,937**	**124,461**
Net Cash Provided by Operating Activities Reconciled to Free Cash Flow ($ in thousands)	**Net cash provided by operating activities**	**199,381**	**65,249**	**72,328**	**91,676**	**82,203**	**311,456**
	Less: Purchases of property and equipment	(15,129)	(2,564)	(4,550)	(5,293)	(17,802)	(30,209)
	Less: Purchases of intangible assets	(925)	–	–	–	–	–
	Free cash flow	**183,327**	**62,685**	**67,778**	**86,383**	**64,401**	**281,247**
	% of total revenues	29%	32%	32%	39%	26%	32%
Other Data (period ended)	Customers	89,237*	107,746**	112,571	119,158	125,796	125,796
	Employee Headcount	2,193	2,292	2,408	2,503	2,638	2,638
Weighted-Average Shares Used in Computing Diluted EPS: IFRS to non-IFRS (in thousands)	IFRS diluted shares outstanding	222,224	228,156	230,208	232,221	234,206	231,184
	Dilution from options and RSUs	13,833	12,617	13,170	12,356	11,204	12,801
	Non-IFRS diluted shares outstanding	**236,057**	**240,773**	**243,378**	**244,577**	**245,410**	**243,985**
Reconciliation of Diluted Earnings Per Share ($)	**IFRS diluted earnings per share**	**(0.17)**	**(0.05)**	**(0.28)**	**(0.07)**	**(0.09)**	**(0.49)**
	Plus: Share-based payment expense	0.59	0.18	0.20	0.14	0.16	0.68
	Plus: Amortization of acquired intangible assets	0.13	0.06	0.06	0.06	0.06	0.25
	Plus: Non-coupon impact related to exchangeable senior notes and capped calls	–	–	–	–	0.08	0.08
	Less: Income tax effects and adjustments	(0.17)	(0.06)	0.15	(0.04)	(0.06)	(0.01)
	Non-IFRS diluted earnings per share	**0.38**	**0.13**	**0.13**	**0.09**	**0.15**	**0.51**

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided.

Note: We believe that for the purposes of our reported results and financial targets, the use of certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow is helpful to our investors. These measures, which we refer to as our non-IFRS financial measures, are not prepared in accordance with IFRS. Please see "About Non-IFRS Financial Measures" in our earnings press release for how we calculate our non-IFRS financial measures.

Our non-IFRS measures may not be comparable to similarly titled measures of other companies because other companies may not calculate these measures in the same manner as we do. We prepare these measures to eliminate the impact of items that we do not consider indicative of our core operating performance.

*Includes an increase of 12,789 customers as a result of our acquisition of Trello during the third quarter of fiscal 2017.

**Includes an increase of 14,263 customers primarily as a result of Bitbucket Cloud pricing changes.

[a]Amount includes a non-cash charge of $47.3 million to income tax expense during Q2'18 as a result of the write-down of Atlassian's deferred tax assets. The charge was driven by the reduction in the U.S. corporate income tax rate from 35% to 21% and Atlassian's assessment of the realizability of its deferred tax assets.